UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)

Under the Securities Exchange Act of 1934

Pegasus Solutions, Inc

------------------------------------------

(Name of Issuer)

COMMON STOCK, $.01 par value

-------------------------------------

(Title of Class of Securities)

705906105

---------

(CUSIP Number)

Murray A. Indick

Prides Capital Partners, L.L.C.

200 High Street, Suite 700

Boston, MA 02110

(617) 778-9200

-------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 27, 2005

------------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 705906105	SCHEDULE 13D

-----------------------------------------------------------------------

1. NAME OF REPORTING PERSON

Prides Capital Partners, L.L.C.

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

20-0654530

-----------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []

(b) ☒

-----------------------------------------------------------------------

3. SEC USE ONLY

-----------------------------------------------------------------------

4. SOURCE OF FUNDS*

See Item 3

-----------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

-----------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
2,066,445**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
2,066,445**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,066,445**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.98%

-----------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

OO ( Limited Liability Company)

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 705906105	SCHEDULE 13D

-----------------------------------------------------------------------

1. NAME OF REPORTING PERSON

Kevin A. Richardson, II

-----------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []

(b) ☒

-----------------------------------------------------------------------

3. SEC USE ONLY

-----------------------------------------------------------------------

4.	SOURCE OF FUNDS*

See Item 3

-----------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

-----------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION

USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
2,066,445**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
2,066,445**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,066,445**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.98%

-----------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 705906105	SCHEDULE 13D

-----------------------------------------------------------------------

1. NAME OF REPORTING PERSON

Henry J. Lawlor, Jr.

-----------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []

(b) ☒

-----------------------------------------------------------------------

3. SEC USE ONLY

-----------------------------------------------------------------------

4. SOURCE OF FUNDS*

See Item 3

-----------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

-----------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
2,066,445**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
2,066,445**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,066,445**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.98%

-----------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 705906105	SCHEDULE 13D

-----------------------------------------------------------------------

1. NAME OF REPORTING PERSON

Murray A. Indick

-----------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []

(b) ☒

-----------------------------------------------------------------------

3. SEC USE ONLY

-----------------------------------------------------------------------

4. SOURCE OF FUNDS*

See Item 3

-----------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)

☐

-----------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
2,066,445**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
2,066,445**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,066,445**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.98%

-----------------------------------------------------------------------

14. TYPE OF REPORTING PERSON

IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 705906105	SCHEDULE 13D

-----------------------------------------------------------------------

1. NAME OF REPORTING PERSON

Charles E. McCarthy

-----------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []

(b) ☒

-----------------------------------------------------------------------

3. SEC USE ONLY

-----------------------------------------------------------------------

4. SOURCE OF FUNDS*

See Item 3

-----------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

-----------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
2,066,445**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
2,066,445**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,066,445**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.98%

-----------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 705906105	SCHEDULE 13D

-----------------------------------------------------------------------

1. NAME OF REPORTING PERSON

Christian Puscasiu

-----------------------------------------------------------------------

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) []

(b) ☒

-----------------------------------------------------------------------

3. SEC USE ONLY

-----------------------------------------------------------------------

4. SOURCE OF FUNDS*

See Item 3

-----------------------------------------------------------------------

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e) ☐

-----------------------------------------------------------------------

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

-----------------------------------------------------------------------

7. SOLE VOTING POWER

-0-

-----------------------------------------------------------------------

8. SHARED VOTING POWER
2,066,445**

-----------------------------------------------------------------------

9. SOLE DISPOSITIVE POWER

-0-

-----------------------------------------------------------------------

10. SHARED DISPOSITIVE POWER
2,066,445**

-----------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,066,445**

-----------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

CERTAIN SHARES ☐

-----------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.98%

-----------------------------------------------------------------------

14.	TYPE OF REPORTING PERSON

IN

-----------------------------------------------------------------------

** See Item 5

CUSIP NO. 705906105	SCHEDULE 13D

Item 1. Security and Issuer

----------------------------

This Amendment No. 4 amends the Statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on November 24, 2004 by Prides Capital Partners, L.L.C. a Delaware limited liability company, Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu. The Schedule 13D and this Amendment No. 4 relate to the shares of Common Stock, $.01 par value (the “Common Stock”) of Pegasus Solutions Inc., a Delaware corporation (the “Issuer”). The principal executive office and mailing address of the Issuer is Campbell Centre I, 8350 North Central Expressway, Suite 1900, Dallas, Texas 75206. The Schedule 13D is hereby amended as set forth below. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

---------------------------------------------

Item 4 of the Schedule 13D is hereby supplemented as follows. On June 27, 2005, Prides Capital, LLC (“PCLLC”), which is an affiliate of the Reporting Persons, executed an agreement with the Issuer and its financial advisor pursuant to which PCLLC expects to receive certain non-public information regarding the Issuer to facilitate PCLLC’s consideration of a possible acquisition of the Issuer. The agreement requires PCLLC to maintain the confidentiality of any non-public information provided pursuant to the agreement and contains a “standstill” provision which prohibits PCLLC and its affiliates, including the Reporting Persons, from engaging in certain activities relating to the Issuer prior to October 27, 2005 without the consent of the Issuer’s board of directors. The prohibited activities include, among other things, purchasing any securities or property of the Issuer, proposing a merger or similar transaction involving the Issuer, soliciting proxies to vote any securities of the Issuer, and forming a group or otherwise acting in concert with any person to seek to influence the Issuer’s management or policies. The foregoing is only a summary of certain provisions of the agreement. A copy of the agreement in its entirety is attached to this Amendment No. 4 as Exhibit B and is incorporated by reference herein.

Subject to their review of information provided to PCLLC by the Issuer, if any, the Reporting Persons currently intend to develop and submit to the Issuer a proposal to acquire the Issuer by merger or similar extraordinary transaction.

CUSIP NO. 705906105	SCHEDULE 13D

Item 5. Interest in Securities of the Issuer

---------------------------------------------

(a), (b) According to the Issuer’s 10-Q filed on May 9, 2005, there were 20,706,426 shares of Common Stock issued and outstanding as of April 29, 2005. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report beneficial ownership of 2,066,445 shares of Common Stock, representing 9.98% of the shares outstanding, held by Prides Capital Partners, L.L.C. Voting and investment power concerning the above shares are held by Prides Capital Partners, L.L.C.

Although Kevin A. Richardson, II, Henry J. Lawlor, Jr., Murray A. Indick, Charles E. McCarthy and Christian Puscasiu are joining in this Amendment as Reporting Persons, the filing of this Amendment shall not be construed as an admission that any of them are, for any purpose, the beneficial owner of any of the securities that are beneficially owned by Prides Capital Partners, L.L.C.

(c) During the last 60 days, the Reporting Persons purchased the following shares of Common Stock in the open market:

Trade Date	Shares	Price/Share
04-26-05	6,500	10.74
04-27-05	2,000	10.74
04-29-05	40,513	10.80
05-04-05	25,000	10.41

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

-----------------------------------------------------------------------

None of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that, as disclosed in Item 4 above, PCLLC has entered into the agreement that is filed as Exhibit B hereto.

Item 7. Material to be Filed as Exhibits

-----------------------------------------

Exhibit A	Joint Filing Undertaking
Exhibit B	Confidentiality Agreement

CUSIP NO. 705906105	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2005

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

------------------------

Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
	------------------------		------------------------
	Murray A. Indick		By: Murray A. Indick
	Attorney-in-Fact		Attorney-in-Fact

Christian Puscasiu

By:	/s/ Murray A. Indick
------------------------
Murray A. Indick
Attorney-in-Fact

CUSIP NO. 705906105	SCHEDULE 13D

Exhibit A

JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated: June 30, 2005

Prides Capital Partners, L.L.C.

By:	/s/ Murray A. Indick

------------------------

Murray A. Indick

Managing Member

Kevin A. Richardson, II

/s/ Murray A. Indick	By:	/s/ Murray A. Indick
------------------------	------------------------
Murray A. Indick	Murray A. Indick
Attorney-in-Fact

Henry J. Lawlor, Jr.	Charles E. McCarthy

By:	/s/ Murray A. Indick	By:	/s/ Murray A. Indick
	------------------------		------------------------
	Murray A. Indick		By: Murray A. Indick
	Attorney-in-Fact		Attorney-in-Fact

Christian Puscasiu

By:	/s/ Murray A. Indick
------------------------
Murray A. Indick
Attorney-in-Fact

Exhibit B

Confidentiality Agreement

June 27, 2005

Kevin A. Richardson, II

Prides Capital Partners, LLC

200 High Street, Suite 700

Boston, MA 02110

In connection with your consideration of a possible acquisition (the “Transaction”) of Pegasus Solutions, Inc. (including its affiliates, the “Company”), you have requested the right to review certain non-public information regarding the Company. In consideration of, and as a condition to, furnishing you with such information and any other information (whether in oral or written form, electronically stored or otherwise) delivered to you by us or any of our affiliates, directors, officers, employees, advisors, agents, representatives or “controlling persons” (within the meaning of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) (such persons for either you or the Company being herein referred to collectively as “Representatives”) in connection with your consideration of a Transaction (such information being herein referred to as “Evaluation Material”), the Company hereby requests your agreement as follows:

1.

You and your Representatives (i) will use the Evaluation Material solely for the purpose of evaluating a possible Transaction with the Company involving you or your affiliates and (ii) will keep the Evaluation Material strictly confidential and will not (except as required by applicable law, regulation or legal process, and only after compliance with paragraph 3 below), without the Company’s prior written consent, disclose any information in the Evaluation Material, except that the Evaluation Material (or portions thereof) may be disclosed to those of your Representatives who need to know such information for the purpose of evaluating a possible Transaction with the Company (it being understood that prior to such disclosure your Representatives will be informed of the confidential nature of the Evaluation Material and shall agree to be bound by the confidentiality provisions of this Agreement). You agree to be responsible for any breach of this Agreement by your Representatives.

2.

The term “Evaluation Material” does not include any information which (i) at the time of disclosure or thereafter is generally known by you or the public (other than as a result of its disclosure by you or your Representatives) or (ii) was or becomes available to you on a non-confidential basis from the Company or from a person not otherwise bound by a confidentiality agreement with the Company or its Representatives or is not otherwise prohibited from transmitting the information to you. As used in this Agreement, the term “person” shall be broadly interpreted to include, without limitation, any corporation, company, joint venture, partnership or individual.

3.

In the event that you receive a request or are required to disclose all or any part of the information contained in the Evaluation Material pursuant to the terms of a valid and effective subpoena or order issued by a court of competent jurisdiction or a federal, state or local governmental or regulatory body or pursuant to a civil investigative demand or similar judicial process, you agree to (i) promptly notify the Company of the existence, terms and circumstances surrounding such a request or requirement, (ii) consult with the Company on the advisability of taking legally available steps to resist or narrow such request or requirement, and (iii) if disclosure of such information is required, disclose any such information which you are advised by your legal counsel (including in-house counsel) is legally required to be disclosed and will exercise your reasonable best efforts to obtain an order or other reliable assurance that confidential treatment will be accorded to such information. Nothing in this Agreement shall require you to take any actions contrary to applicable law or regulation.

4.

Unless otherwise required by law or regulation in the opinion of your legal counsel (including in-house counsel), neither you nor your Representatives will, without the Company’s prior written consent, disclose to any person either the fact that discussions or negotiations are taking place concerning a possible Transaction between the Company and you, or any of the terms, conditions or other facts with respect to any such possible Transaction, including, without limitation, the status thereof and the fact that the Evaluation Material has been made available to you.

5.

Until the earlier of the consummation by you of a Transaction and one year from the date of this Agreement, you agree not to, directly or indirectly, hire or solicit for employment any employee of the Company (other than through general advertising or other general solicitation not targeted to the Company’s employees) without the Company’s prior written consent.

6.

In addition, you shall not solicit any of the Company’s customers using the Evaluation Material, provided that this provision shall not preclude you from continuing your ordinary and customary business activities without use of the Evaluation Materials.

7.

Unless otherwise agreed to by the Company, all (i) communications regarding any possible Transaction, (ii) requests for additional information, (iii) requests for facility tours or management meetings, and (iv) discussions or questions regarding procedures, will be submitted or directed to Bear, Stearns & Co. Inc. (“Bear Stearns”). Nothing herein shall preclude you from continuing your ordinary and customary business activities with the Company.

8.

For a period of four months from the date of this Agreement, you and your Representatives shall not, directly or indirectly, and you shall cause any person or entity controlled by you not to, without the prior written consent of the Board of Directors of the Company, (i) in any manner acquire, agree to acquire or make any proposal to acquire, directly or indirectly, any securities or property of the Company or any of its affiliates in addition to such securities you own as of the date hereof, (ii) propose to enter into, directly or indirectly, any merger, consolidation, recapitalization, business combination, partnership, joint venture or other similar transaction involving the Company or any of its affiliates, (iii) make, or in any way participate in any “solicitation” of “proxies” (as such terms are used in the proxy rules of the Securities and Exchange Commission) to vote, or seek to advise or influence any person with respect to the voting of any voting securities of the Company or any of its affiliates, (iv) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the 1934 Act with respect to any voting securities of the Company or any of its affiliates, (v) otherwise act, alone or in concert with others, to seek to control or influence the management, Board of Directors or policies of the Company, (vi) disclose any intention, plan or arrangement inconsistent with the foregoing, or (vii) advise, assist or encourage any other persons in connection with any of the foregoing. You also agree during such period not to (x) request the Company (or Company Representatives), directly or indirectly, to amend or waive any provision of this paragraph (including this sentence), (y) take any action which might require the Company or any of its affiliates to make a public announcement regarding this Agreement or the possibility of a merger, consolidation, business combination or other similar transaction, including, without limitation, the Transaction, or (z) communicate with the Company’s shareholders regarding the subject matter of this Agreement except as otherwise required by applicable law or regulation. Notwithstanding the foregoing, in the event of a Competing Transaction, the restrictions of the previous sentence shall terminate. A “Competing Transaction” is defined as (i) announcement of a definitive agreement to purchase 50% or more of the outstanding shares of the Company or all or substantially all of the assets of the Company, (ii) commencement of a tender offer to purchase 50% or more of the outstanding shares of the Company, or (iii) a commencement of a proxy solicitation in which the party seeks the ability to elect a majority of the Company’s board of directors.

9.

In addition, you hereby acknowledge that you are aware, and that you will advise your Representatives who receive the Evaluation Material, that the United States securities laws prohibit any person who has material, non-public information concerning the matters which are the subject of this Agreement from purchasing or selling securities of the Company (and options, warrants and rights relating thereto) from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person including, without limitation any of your Representatives) is likely to purchase or sell such securities.

10.

This Agreement does not constitute or create any obligation of the Company to provide any Evaluation Material or other information to you, but merely defines the duties and obligations of you and your Representatives with respect to the Evaluation Material to the extent it may be disclosed or made available. Under no circumstances is the Company obligated to disclose or make available any information, including any Evaluation Material, which in its sole and absolute discretion determines not to disclose. You understand and acknowledge that neither the Company nor Bear Stearns is making any representation or warranty, express or implied, as to the accuracy or completeness of the Evaluation Material or any other information provided to you by the Company or Bear Stearns. Neither the Company nor Bear Stearns nor our respective affiliates or Representatives, nor any of our respective officers, directors, employees, agents or controlling persons (within the meaning of the 1934 Act) shall have any liability to you or any other person (including, without limitation, any of your Representatives) under this Agreement resulting from your use of the Evaluation Material.

11.

You agree that unless and until a definitive agreement between the Company and you with respect to any Transaction has been executed and delivered, the Company will not be under any legal obligation of any kind whatsoever with respect to such a Transaction by virtue of (i) this Agreement or (ii) any written or oral expression with respect to such a Transaction by any of the Company’s directors, officers, employees, agents, advisors or Representatives except, in the case of this letter, for the matters specifically agreed to herein.

12.

You agree that the Company has not granted you any license, copyright, or similar right with respect to any of the Evaluation Material or any other information provided to you by the Company or Bear Stearns.

13.

If you determine that you do not wish to proceed with the Transaction, you will promptly advise the Company of that decision. In that case, or in the event that (i) a Transaction is not consummated by you or (ii) at any time the Company requests, you will promptly, at the Company’s option, (a) deliver to us all of the Evaluation Material, including all copies, reproductions, summaries, analyses or extracts thereof or based thereon in your possession or in the possession of any of your Representatives or (b) destroy all Evaluation Material in your possession or in the possession of any of your Representatives (such destruction to be certified by you), except to the extent that applicable law or regulation requires retention of any such documentation.

14.

You acknowledge that remedies at law may be inadequate to protect the Company against any actual or threatened breach of this Agreement by you or by your Representatives and, without prejudice to the rights and remedies otherwise available to the Company, you agree to the seeking of injunctive relief in the Company’s favor without proof of actual damages and to waive, and to cause your Representatives to waive, any requirement for the securing or posting of any bond in connection with such remedy.

15.

The validity and interpretation of this Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware applicable to agreements made and to be fully performed therein (excluding the conflicts of laws rules). You irrevocably (i) submit to the jurisdiction of any court of the State of Delaware for the purpose of any suit, action, or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated hereby (each a “Proceeding”), (ii) agree that all claims in respect of any Proceeding may be heard and determined in any such court, and (iii) waive, to the fullest extent permitted by law, any immunity you have acquired, or hereafter may acquire, from jurisdiction of any such court or from any legal process therein, and (iv) agree not to commence any Proceeding other than in such court, and waive, to the fullest extent permitted by applicable law, any claim that any such Proceeding is brought in an inconvenient forum.

16.

The benefits of this Agreement shall insure to the respective successors and assigns of the parties hereto and of the indemnified parties hereunder and their successors and assigns and Representatives, and the obligations and liabilities assumed in this Agreement by the parties hereto shall be binding upon their respective successors and assigns.

17.

If it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that any term or provision hereof is invalid or unenforceable, (i) the remaining terms and provision hereof shall be unimpaired and shall remain in full force and effect and (ii) the invalid or unenforceable provision or term shall be replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of such invalid or unenforceable term or provision.

18.

This Agreement embodies the entire agreement and understanding of the parties hereto and supersedes any and all prior agreements, arrangements and understandings relating to the matters provided for herein. No alteration, waiver, amendment, change or supplement hereto shall be binding or effective unless the same is set forth in writing signed by a duly authorized representative of each party and may be modified or waived only by a separate letter executed by the Company and you expressly so modifying or waiving such Agreement.

19.

For the convenience of the parties, any number of counterparts of this Agreement may be executed by the parties hereto. Each such counterpart shall be, and shall be deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same Agreement.

This Agreement is being delivered to you in duplicate. Kindly execute and return one copy of this letter which will constitute our Agreement with respect to the subject matter of this letter.

Very truly yours,
BEAR, STEARNS & CO. INC.
for itself and on behalf of
Pegasus Solutions, Inc.

By: /s/ Stephen Straty
Name:	Stephen Straty
Title:	Senior Managing Director

Confirmed and Agreed to

this 27th day of June 2005

Prides Capital, LLC

By: /s/ Kevin A. Richardson, II

Name: Kevin A. Richardson, II

Title: Managing Member